HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

March 20, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:	Hess Midstream Partners LP

Amendment No. 1 to Registration Statement on Form S-1

Filed November 20, 2014

Amendment No. 2 to Registration Statement on Form S-1

Filed January 27, 2015

File No. 333-198896

Ladies and Gentlemen:

Set forth below are the responses of Hess Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated December 9, 2014 and February 6, 2015 with respect to the Partnership’s registration statement on Form S-1 initially filed with the Commission on September 24, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have submitted through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 3 marked to show all changes made since Amendment No. 1 to the Registration Statement, which was filed on November 20, 2014.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Amendment No. 1 to Registration Statement on Form S-1:

Our Partnership Agreement, page 172

1.	We note that the First Amended and Restated Agreement of Limited Partnership provides at page A-98 that investors may be obligated to reimburse the company for expenses with respect to certain unsuccessful claims. Please revise your disclosure here to reflect this provision, including:

•	the types of actions it covers,

•	what the phrase “substantially achieves, in substance and amount” means,

•	who is included in “Partner, Person or Group,” and

•	who may be allowed to recover their fees and expense.

Also, include a risk factor to describe the risks to investors attendant to such expense reimbursement provision. For example, explain that the expense reimbursement provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims. As another example, please discuss whether you intend to apply the provision to claims under the federal securities laws, including to any claims related to the current offering. If so, please also disclose that courts have not determined whether such provisions conflict with the federal securities laws.

Response: We acknowledge the Staff’s comment and have revised the form of First Amended and Restated Agreement of Limited Partnership filed as Appendix A to Amendment No. 3 to eliminate the provision providing for the reimbursement of the Partnership for expenses with respect to certain unsuccessful claims. Please see page A-92.

Exhibits

2.	We note your response to prior comment 2 from our letter to you dated October 23, 2014. Please file the remaining exhibits, including the opinions of counsel, the forms of agreements (to the extent any has not yet been finalized), and the prepaid forward contract now referenced at page 134, allowing sufficient time for staff review and comment.

Response: We acknowledge the Staff’s comment and respectfully note that, with the exception of the form of underwriting agreement to be attached as Exhibit 1.1 to the Registration Statement, we have filed all remaining exhibits to the Registration Statement, including our prepaid forward purchase and sales agreement, which was filed as Exhibit 10.12 to Amendment No. 2 to the Registration Statement. We will file the form of underwriting agreement in a future amendment to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1:

The Partnership Agreement (provided as part of Amendment No. 1)

1.	Please address with your next amendment prior comment 1 from our letter to you dated December 9, 2014.

Response: We acknowledge the Staff’s comment and have addressed it in our above response to comment 1 from the Staff’s letter to the Partnership dated December 9, 2014.

Exhibit 8.1 (opinion of Vinson & Elkins)

2.	The form opinion includes the following language in its penultimate paragraph: “This opinion may not be … furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent.” Please ask counsel to revise its opinion to eliminate any limitation on reliance. See Section III.D.1 of Staff Legal Bulletin No. 19 (CF), “Legality and Tax Opinions in Registered Offerings,” October 14, 2011, which is available at http://www.sec.gov/interps/legal/cfslb19.htm. That guidance provides in pertinent part that: “As with legality opinions, any language that states or implies that the tax opinion is ‘only’ for the benefit of the board or the registrant, or that only the board or the registrant is entitled to rely on the opinion, is unacceptable. Investors are entitled to rely on the opinion expressed.”

Response: We acknowledge the Staff’s comment and have filed with Amendment No. 3 a new form of opinion of counsel. Please see Exhibit 8.1.

Exhibit 10.2 (omnibus agreement)

3.	We note the disclosure which appears in the first full paragraph on page 139 of the prospectus regarding environmental liability indemnification. Also, at page 105 of the prospectus, you disclose in part that “We are currently, and expect to continue, incurring expenses for environmental cleanup at our gas plant, logistics and storage facilities. As part of the omnibus agreement, Hess will indemnify us for certain of these expenses.” Schedule I to the newly filed omnibus agreement includes information relating to environmental matters, including the responsibility of Hess Corporation for “any and all costs attributable or arising out of (i) that certain Notice of Violation … or (ii) the related Administrative Consent Agreement…” (underlining is supplied in the last two excerpts for emphasis).

Insofar as the statement in Schedule I about Hess Corporation’s responsibility is provided in the disjunctive, it would appear that Hess Corporation might have the discretion to decide the costs for which it will assume responsibility. Explain to us whether this is the case. Also, if material, please provide appropriate prospectus disclosure to clarify the scope of the registrant’s responsibility and any risks that it might be potentially responsible for any gaps in coverage relating to the Schedule I matters or otherwise. The Risk Factors section should also make clear the extent of any potential coverage gaps.

Response: We acknowledge the Staff’s comment and respectfully advise that Hess Corporation does not have any discretion to decide the costs for which it will assume responsibility under our omnibus agreement. Under the terms of our omnibus agreement, Hess will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of rhw offering and identified prior to the fifth anniversary of the closing of the offering, and will be subject to a deductible of $100,000 per claim before we are entitled to indemnification. There is a $15 million limit (inclusive of any punitive, special, indirect or consequential damages) on the amount for which Hess will indemnify us for environmental liabilities under the omnibus agreement once we meet the deductible. However, Hess’s obligation to indemnify us for any costs we may incur as a result of a notice of violation that Hess received from the North Dakota Department of Health in February 2013) is not limited to the $15 million limit.

We have revised the Registration Statement to describe that Hess’s obligation to indemnify us for environmental matters under the omnibus agreement is subject to a $15 million limit, inclusive of any punitive, special, indirect or consequential damages, and may not be sufficient to cover any liabilities that arise. Please see pages 30 and 139. We have also revised Schedule I to the omnibus agreement to make clear that Hess is obligated to indemnify us for any and all costs attributable to the referenced notice of violation, including the related administrative consent agreement. Please see Exhibit 10.2.

Schedule III / ROFO Assets

4.	The text which appears in this schedule appears to include additional information from that which you provide in the prospectus, such as at pages 10, 127, and 135. Please ensure that the prospectus disclosure includes a complete discussion of the material terms of the subject assets in each case.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 9, 127 and 160 and Schedule III to Exhibit 10.2.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

Hess Midstream Partners LP

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer
Hess Midstream Partners GP LLC

cc:	Karen V. Dorin, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

Stephanie Beauvais, Andrews Kurth LLP